EXHIBIT 99.1

Intel Corporation to Acquire Mobileye N.V. Revised Frequently Asked Questions (FAQ)

Background:

On March 13, Intel Corporation (NASDAQ: INTC) and Mobileye N.V. (NYSE: MBLY) announced a definitive agreement under which Intel would acquire Mobileye, a global leader in the development of computer vision and machine learning, data analysis, localization and mapping for advanced driver assistance systems and autonomous driving. Pursuant to the agreement, a subsidiary of Intel will commence a tender offer to acquire all of the issued and outstanding ordinary shares of Mobileye for $63.54 per share in cash, representing an equity value of approximately $15.3 billion and an enterprise value of $14.7 billion.

Frequently Asked Questions:

1.	Why does Intel want to purchase Mobileye?

•	The acquisition will combine best-in-class technologies from both companies spanning: connectivity, computer vision, data center, sensor fusion, high-performance computing, localization and mapping, machine learning and AI.
•	The combination is expected to accelerate innovation for automakers and position Intel to lead in delivering technology for highly and fully autonomous driving.
•	We estimate that autonomous driving could be up to a $70B TAM by 2030, when you factor in vehicle systems, data and services.
•	This transaction aligns with Intel’s strategy to invest in data-intensive market opportunities that build on the company’s strength in computing and connectivity and fuel a virtuous cycle of growth from the cloud through the network to the device.

2.	Why does Mobileye want to sell to Intel?

•	Mobileye expects that, by joining together with Intel, Mobileye can enhance and accelerate Mobileye’s existing ADAS and autonomous driving programs through additional know-how in the areas of mapping, virtual driver, simulators, hardware, data centers, and high-performance computing platforms.
•	Together, the combined entity will provide a compelling, comprehensive value proposition for the automotive industry.
•	Mobileye’s product portfolio addresses many of the most challenging aspects of vehicle automation. Development and execution going forward will require management and analysis of large amounts of data. This process can be significantly accelerated by Intel’s skill sets in those areas.
•	Intel is proposing to acquire Mobileye at a price that provides value for Mobileye stockholders.

3.	What are Mobileye’s and Intel’s current focus areas for automotive?

•	Mobileye has industry leading technology for the vision engine (seeing the world). The sensor data from cameras is used to build an environmental model of the vehicle’s surroundings (help “see” around the car) and the Mobileye analytics are needed to understand the surrounding environment including other cars, road signs, pedestrians, and any other object a car will normally encounter.
•	In addition, Mobileye is focusing extensive effort into developing its multi-camera-based HD map enhancing Road Experience Management (REM) system.

•	Intel has developed a state-of-the-art, scalable platform, capable of high data intensive sensor fusion processing as well as driver policy and path planning logic. Intel leads the industry in the development of 5G technology to provide high performance and low latency connectivity between the car and the cloud.
•	Intel also brings market-leading data center products, machine learning and deep learning expertise.

4.	How many Mobileye employees will join Intel? What is the plan for integration?

•	We expect all of the current Mobileye employees (approximately 660) to continue employment following close.
•	The plan is for Mobileye to remain based in Israel and Intel’s Automated Driving Group (ADG) will join Mobileye.
•	The combined global organization will be headquartered in Israel and led by Mobileye’s co-founder, Chairman and CTO, Prof. Amnon Shashua, reporting to Intel CEO, Brian Krzanich.
•	Intel Senior Vice President Doug Davis will oversee the combined organization’s engagement across Intel’s business groups and will report to Shashua after the transaction’s closing.

5.	How does this acquisition impact Intel and Mobileye relationships with OEMs (VW, BMW, etc.) and partners (HERE, etc.)?

•	The combined global organization will continue to support existing production programs as well as pursue new programs related to ADAS, highly and fully automated driving.
•	We will continue to support and build upon our existing relationships with OEMs and Tier-1 partners, and we expect our supplier and technology partner relationships will continue without interruption.
•	By pooling together our infrastructure and resources, we can enhance and accelerate our combined know-how in the areas of mapping, virtual driving, simulators, development tool chains, hardware, data centers and high-performance computing platforms.
•	By bringing our complementary assets under one leadership team, we will provide a compelling value proposition for the automotive industry and serve our mutual customers and partners better and faster.
•	Both companies will continue to operate independently in their ordinary course of business until the closing of the transaction, which is expected to occur within the next 9 months, subject to obtaining regulatory approvals and the satisfaction of certain other closing conditions.

6.	Who currently manufactures Mobileye’s SOC products? Does Intel plan to bring manufacturing in-house? If so, when?

•	Mobileye’s EyeQ® family of SOCs is manufactured by STMicroelectronics.
•	Intel’s priority, post-closing, is to maintain the best engineering, best cost, and best performance in all aspects of the new organization.
•	Mobileye’s current relationships with suppliers and technology partners are an integral part of Mobileye’s value.
•	The foundry relationship is expected to continue without interruption on the current generation product, the EyeQ®4, which is about to go in to volume production; as well as the design effort for EyeQ®5, which is expected to be sampled in mid-2018.

7.	Are there any remaining gaps in your combined capabilities for AD that you need to develop either organically or inorganically?

•	This is a nascent, fast-paced and highly competitive market segment, and we will continuously evaluate our competitive position.
•	However, combined, we believe we will have the technology and the talent to deliver a leading cloud-to-car (end-to-end) solution for autonomous driving.

8.	What kind of traction does Mobileye have in the market today?

•	Mobileye is the global leader in the development of computer vision and machine learning-based sensing, mapping and driving policy technology for Advanced Driver Assistance Systems (“ADAS”) and autonomous driving.
•	Today, Mobileye estimates that its products were installed in approximately 15.7 million vehicles worldwide through December 31, 2016 and Mobileye’s technology is available with 21 OEMs.
•	Mobileye has 10 years’ visibility of production launches through 2026 based on 2016 program wins: 47 vehicle models and 12 program design wins across 11 OEMs.
•	EyeQ®4, EyeQ®5 chips for Level 3 and higher autonomous programs go into production in 2018 and 2020 (respectively).
•	Mobileye has vehicle production program relationships for five Level 3 vehicle programs and five Level 4 vehicle programs with a variety of automakers.
•	Mobileye has announced agreements to collaborate on crowd-sourced HD mapping (Road Experience Management or “REM” mapping service) with Volkswagen and BMW.

9.	What kind of traction does Intel have in the market today?

•	Today, Intel® GO™ delivers automotive solutions spanning car, connectivity and cloud including high-performance in-vehicle computing, software development tools, 5G-ready connectivity, a robust data center platform, and the latest advances in artificial intelligence (AI).
•	There are approximately 250 self-driving test vehicles on the road today that have Intel inside.
•	We expect a fleet of approximately 40 autonomous BMW test vehicles featuring Intel GO technology (in addition to Mobileye technology) will be on the roads by the second half of 2017.

10.	Will there be layoffs of Mobileye or Intel employees as a result of this deal?

•	Mobileye’s and Intel’s employees are very important to the core business and we will be developing our integration plans with this in mind over the coming months. Beyond that, it would be premature to comment on any specifics.

11.	Why are you making this acquisition considering the potential rapid commoditization of ADAS technology (lower ASPs, lower market share), greater competition, higher R&D and sensitivities around data sharing?

•	We view this as a long-term, strategic combination to address the nascent, fast-growing autonomous driving market, which we estimate could be up to a $70B TAM by 2030, when you factor in vehicle systems, data and services.
•

Competition in this segment is intense and some features may become commoditized. However, given the growing need for increasing complexity of perception, mapping, driving intelligence, and high-performance computing that will form the building blocks for autonomous driving in the coming years, we believe that the combined company will have with the capabilities to create more advanced products and offer more complete solutions than either company could provide on its own.
•	This transaction positions Intel to accelerate innovation for car-makers and compete in the fast-growing market opportunity for autonomous driving.
•	The acquisition will combine the best-in-class technologies from both companies spanning connectivity, computer vision, data fusion, high-performance computing, localization and mapping, machine learning and artificial intelligence.
•	Together we can deliver a leading cloud-to-car (end-to-end) system for autonomous driving.

12.	What will happen to the Mobileye name and our brands?

•	Mobileye’s name and brand is considered part of the value of the acquisition. We expect the Mobileye name will remain in use.

13.	Some of Mobileye’s product line is based on MIPS architecture. Do you plan to support those products?

•	Yes. We plan to continue supporting these products.

14.	What are our plans for Mobileye’s suppliers and partners?

•	Mobileye’s suppliers, Tier-1s and technology partners are an integral part of Mobileye’s value. We do not plan or anticipate changes in that regard.

15.	What is the difference between Mobileye and Movidius, which was acquired by Intel last year? How does this transaction affect Movidius?

•	Mobileye is focused on computer vision and machine learning, data analysis, localization and mapping for the automotive market. Whereas, Movidius technology is distinct from Mobileye’s because Movidius focuses on low-power computer vision and artificial intelligence for devices like security cameras, AR/VR headsets, and robots including drones. The Movidius team is part of Intel’s New Technologies Group, and there are no changes expected as a result of this announcement.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Mobileye N.V. (“Mobileye”) or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Intel and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Mobileye. The offer to purchase all of the issued and outstanding ordinary shares of Mobileye will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN

IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF MOBILEYE ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, at the transaction website (http://intelandmobileye.transactionannouncement.com), or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Forward-Looking Statements

This document contains forward-looking statements related to the proposed transaction between Intel and Mobileye, including statements regarding the benefits and the timing of the transaction as well as statements regarding the companies’ products and markets. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction; the ability of the parties to complete the transaction in the time expected or at all; the ability of Intel to successfully integrate Mobileye’s business; the market for advanced driving assistance systems and autonomous driving may develop more slowly than expected or than it has in the past; evolving government regulation of the advanced driving assistance systems and autonomous driving markets; the risk that we are unable to commercially develop the technologies acquired or achieve the anticipated benefits and synergies of the transaction; the risk that we are unable to develop derivative works from the technologies acquired; our ability to attract new or maintain existing customer and supplier relationships at reasonable cost; the failure to protect and enforce our intellectual property rights; assertions or claims by third parties that we infringe their intellectual property rights; the risk of technological developments and innovations by others; the risk of potential losses related to any product liability claims and litigation; the risk that the parties are unable to retain and hire key personnel; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; and other risks detailed in Intel’s and Mobileye’s filings with the SEC, including those discussed in Intel’s most recent Annual Report on Form 10-K and in any subsequent periodic reports on Form 10-Q and Form 8-K and Mobileye’s most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. SEC filings for Intel are also available on Intel’s Investor Relations website at www.intc.com, and SEC filings for Mobileye are available in the Investor Relations section of Mobileye’s website at ir.mobileye.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless otherwise required by applicable law, Intel and Mobileye undertake no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.

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